

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 16, 2024

Brian G. Andrews
Executive Vice President, Chief Financial Officer and Treasurer
COOPER COMPANIES, INC.
6101 Bollinger Canyon Road, Suite 500
San Ramon, California 94583

      Re: COOPER COMPANIES, INC.
          Form 10-K for Fiscal Year Ended October 31, 2023
          Form 8-K Filed August 28, 2024
          Response Letter Dated July 29, 2024
          File No. 001-08597

Dear Brian G. Andrews:

We have reviewed your August 27, 2024 response to our comment letter and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our August 13, 2024 letter.

Form 10-K for Fiscal Year Ended October 31, 2023

Note 1. Organization and Significant Accounting Policies
Revenue Recognition, page 63

1.   We note your response to comment 1. Please provide us with your detailed accounting policy for service revenues for each type of contract that contains service performance obligations that addresses each of the following:
- Identification of the performance obligations for each of your contracts
- How the transaction price is allocated to each performance obligation to the extent that a contract contains multiple performance obligations.
- When revenues are recognized for each performance obligation. To the extent that revenues are recognized over time, the method used.
- Whether there is any variable consideration and how you estimate the amount to be

included within the transaction price.
Please refer to ASC 606 for guidance.

Form 8-K Filed August 28, 2024

Exhibit 99.1

2.   As previously requested in comment 10 in our letter dated April 8, 2024, and in comment 6 to our letter dated Jun 6, 2024, please expand the footnote disclosures to quantify the components of the adjustment when the adjustment is broad and includes multiple types of adjustments. In your response letter dated July 8, 2024, you agreed to expand the footnote disclosure to quantify the components of the adjustments. In this regard, the quantification provided in footnotes 1 (acquisition and integration-related charges), 2 (exit of business), 4 (business optimization charges), and 7 (other) do not sum to the adjustments provided for each period presented. Refer to Item 10(e)(1)(i)(B) of Regulation S-K.

3.   We note that you continue to characterize costs of complying with the new European Union (E.U.) medical device regulations for previously registered products and business disruptions from natural causes, litigation matters and other items as "one-time". In comment 8 to our letter dated April 8, 2024, and comment 4 to our letter dated June 6, 2024, we requested that you revise your characterization of adjustments that have occurred in multiple periods and/or are reasonably likely to recur within two years. In your response letter dated July 8, 2024, you agreed to revise future earnings release filings to be consistent with the guidance in Question 102.03 of the Staff's Compliance and Disclosure Interpretation on Non-GAAP Financial Measures. As previously requested, please revise your characterization of any adjustments to fully comply with the guidance in Question 102.03 of the Compliance and Disclosure Interpretations for Non-GAAP Financial Measures for guidance.

Please contact Tracey Houser at 202-551-3736 or Terence O'Brien at 202-551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services